 Exhibit (a)(1)(vi)
Frequently Asked Questions for Current and Former Employees Regarding Arbutus
Biopharma Corporation’s
Tender Offer to Purchase for Cash up to US$230 Million of Its Common Shares
Arbutus Biopharma Corporation (“Arbutus”) is providing the following additional information, in the form of questions and answers, regarding its tender offer to purchase for cash up to US$230 million in value of its common shares (the “Shares”) at a purchase price of not less than US$5.00 and not more than US$5.75 per Share. Arbutus’ tender offer was launched on August 24, 2026 and is scheduled to expire on September 29, 2026. This summary is intended for current and former employees who may hold Arbutus Shares and the following questions and answers should be read in conjunction with the offer to purchase and accompanying issuer bid circular (collectively, the “Offer to Purchase and Bid Circular”) and other tender offer materials, which will be sent to shareholders promptly after commencement of the tender offer and filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities. This document is being released publicly and filed with the SEC and applicable Canadian securities regulatory authorities.
1)   What is a tender offer?
A tender offer is a way for a company to buy back shares it has previously issued. There are various forms of tender offers. This tender offer is known as a modified “Dutch auction” tender offer and works in four basic steps.
1.
First, Arbutus sets a per share price range at which it is willing to purchase its Shares. For this tender offer, Arbutus is offering to purchase up to US$230 million of its Shares at a purchase price of no less than US$5.00 per Share and no more than US$5.75 per Share. All Shares purchased in the tender offer will be purchased at the same price.

2.
Second, shareholders who want to participate must follow the instructions contained in the Offer to Purchase and Bid Circular to tender their Shares. Shareholders may participate by making (i) an auction tender (“Auction Tender”), in which they specify the price at which they are willing to sell their Shares within the stated price range in increments of US$0.05 per Share, (ii) a purchase price tender (“Purchase Price Tender”), in which they agree to have their Shares purchased at the final purchase price without specifying a price, or (iii) a proportionate tender (“Proportionate Tender”), which is designed to allow shareholders to maintain substantially the same percentage ownership in Arbutus following completion of the tender offer. Shareholders who choose a Purchase Price Tender increase the likelihood that their Shares will be eligible for purchase because Purchase Price Tenders are deemed to be made at the lowest price in the range. On August 21, 2026, the last full trading day prior to the commencement of the Offer, the reported closing price of Arbutus’s Shares on the Nasdaq Stock Market was US$5.21 per Share, which is above the US$5.00 per Share lower end of the price range for the Offer. Accordingly, an election to accept the Purchase Price determined in the Offer may lower the Purchase Price to a price below such closing price and could be below the reported closing price on the Expiration Date.

3.
Third, after the tender offer expires, Arbutus will determine the final purchase price. The final purchase price will be the lowest single price within the stated range that allows Arbutus to purchase up to US$230 million of its Shares.

4.
Fourth, Arbutus will purchase Shares that are properly tendered at prices at or below the final purchase price and not properly withdrawn before the expiration date, subject to the terms of the tender offer. If more Shares are tendered than Arbutus seeks to purchase, Shares tendered through Auction Tenders and Purchase Price Tenders will be subject to proration (after giving effect to any odd-lot preference), while valid Proportionate Tenders will be purchased in a separate pool so that those shareholders maintain substantially the same percentage ownership in Arbutus following completion of the tender offer.

The foregoing description is only a brief summary and does not describe all of the terms and conditions of the tender offer. The complete terms and conditions are set forth in the Offer to Purchase and Bid Circular.

2)   Where can an Arbutus employee find a copy of the Offer to Purchase and Bid Circular?
Shareholders may obtain a free copy of the tender offer documents (including the Offer to Purchase and Bid Circular) filed by Arbutus with the SEC from the SEC’s website at www.sec.gov and the System for Electronic Data Analysis and Retrieval of the Canadian Securities Administrators (SEDAR+) at www.sedarplus.ca, by calling Georgeson, LLC, the information agent for the tender offer, toll-free at (877) 816-4522, or by visiting Arbutus’ website at investor.arbutusbio.com.
3)   What does Arbutus or the Board of Directors think of the tender offer?
Neither Arbutus nor any member of its Board of Directors is making any recommendation to any shareholder, including current and former employees who hold Arbutus Shares, as to whether they should tender or refrain from tendering their Shares or, if they tender, at what purchase price or purchase prices at which to tender their Shares. The decision to tender or to refrain from tendering Shares should be made after carefully evaluating all information in the Offer to Purchase and Bid Circular, and employees should discuss whether to tender or refrain from tendering their Shares with their broker or other financial, legal, tax and other advisors.
4)   May current employees participate in the tender offer?
Yes. All employees who are shareholders may participate in the tender offer. How employees tender their Arbutus Shares depends on where those Shares are held. Employees may have Arbutus Shares in a Shareworks at Morgan Stanley at Work (“Shareworks”) account (as a result of the delivery of Shares received upon the vesting of restricted share units (“RSUs”), the exercise of stock options or participation in Arbutus’ employee stock purchase plan (“ESPP”) up to and including the purchase period ending on August 31, 2026). Employees may also hold Shares with another broker or financial institution or in an account with Arbutus’ transfer agent, TSX Trust Company (“TSX Trust Company”). Employees who hold Shares at Shareworks and TSX Trust Company will be sent the Offer to Purchase and Bid Circular with instructions on how to tender Shares in the tender offer by mail to the address on file for each account holder.
5)   What Shares might an employee hold in a Shareworks account?
An account is established at Shareworks for each employee that holds Shares obtained in connection with the vesting of RSUs, the exercise of Arbutus stock options or participation in the ESPP. These Shares, as well as any other Shares that an employee may have transferred to this account, may be held in a Shareworks account. Online access to the Shareworks accounts is available at https://abus.solium.com. The employee may also contact Shareworks at (877) 380-7793.
6)   What Shares might an employee hold in an account with TSX Trust Company?
An employee may have transferred Shares to an account at TSX Trust Company or otherwise acquired Shares that are held in such an account. If such Shares are held in a TSX Trust Company account, the employee will receive instructions on how to tender his or her Shares directly from TSX Trust Company. Online access to the TSX Trust Company accounts is available at www.tsxtrust.com/issuer-investor-login. The employee may contact TSX Trust Company at (416) 682-3860 or toll free within North America at 1-800-387-0825.
7)   How do employees with Shares at Shareworks participate in the tender offer?
Shares held in a Shareworks account can only be tendered into the tender offer by contacting the Arbutus Finance team at finance@arbutusbio.com and providing instructions to Arbutus on how those Shares should be tendered. Complete instructions need to be submitted to the Arbutus Finance team by 5:00PM ET on September 25, 2026, so that Arbutus can submit them to Shareworks in advance of the expiration of the tender offer. Employees who submit tendering instructions but wish to withdraw their tender must notify the Arbutus Finance team by 5:00PM ET on September 25, 2026. Directions on how to tender Shares will be emailed to employees with Shareworks accounts and will appear on Shareworks upon login.

Online access to the Shareworks accounts is available at https://abus.solium.com. The employee may also contact Shareworks at (877) 380-7793.
8)   How do employees with Shares at TSX Trust Company participate in the tender offer?
Employees who hold Shares in a TSX Trust Company account will receive instructions on how to tender his or her Shares directly from TSX Trust Company. Online access to the TSX Trust Company accounts is available at www.tsxtrust.com/issuer-investor-login. You may contact TSX Trust Company at (416) 682-3860 or toll free within North America at 1-800-387-0825.
9)   May an employee tender unvested RSUs in the tender offer?
No. Arbutus is not offering to purchase unvested RSUs, and tenders of unvested RSUs will not be accepted. Therefore, only Shares that have already been issued to the employee following the vesting of RSUs may be tendered. If such Shares are held in a Shareworks account, the employee can only tender such Shares by contacting the Arbutus Finance team at finance@arbutusbio.com on or prior to 5:00PM ET on September 25, 2026 and providing instructions to Arbutus on how those Shares should be tendered.
10)   Can an employee tender Shares acquired through exercised stock options?
Yes. Shares acquired upon the exercise of vested stock options may be tendered in the tender offer, provided the Shares have been issued prior to 5:00PM ET on September 25, 2026. However, stock options themselves may not be tendered. An exercise of an option cannot be revoked, even if the resulting Shares are not purchased in the tender offer. Employees who wish to participate using Shares acquired through the exercise of stock options should ensure that any option exercises are completed on or prior to 5:00PM ET on September 22, 2026. If such Shares are held in a Shareworks account, the employee can only tender such Shares by contacting the Arbutus Finance team at finance@arbutusbio.com on or prior to 5:00PM ET on September 25, 2026 and providing instructions to Arbutus on how those Shares should be tendered.
11)   Can an employee tender Shares purchased through the ESPP?
Yes. Shares acquired through the ESPP may be tendered in the tender offer, provided the Shares have been purchased prior to 5:00PM ET on the business day before the Expiration Date. However, employees may not tender payroll deductions being held for purchases under the ESPP after August 31, 2026 or Shares that may be purchased in a future purchase period. If such Shares are held in a Shareworks account, the employee can only tender such Shares by contacting the Arbutus Finance team at finance@arbutusbio.com on or prior to 5:00PM ET on September 25, 2026 and providing instructions to Arbutus on how those Shares should be tendered.
12)   How is the final purchase price determined?
After the tender offer expires, Arbutus will determine the final purchase price for all Shares it purchases in the tender offer. That price will be the lowest price within the range of no less than US$5.00 per Share and no more than US$5.75 per Share that will enable Arbutus to purchase up to US$230 million in value of its Shares. Shares tendered pursuant to a Purchase Price Tender will be considered to have been tendered at the minimum price specified in the tender offer for purposes of determining the purchase price. All Shares purchased in the tender offer, including Shares tendered pursuant to a Proportionate Tender, will be purchased at the same purchase price. If the aggregate value of Shares properly tendered and not properly withdrawn is less than the amount sought to be purchased by Arbutus, Arbutus will purchase all Shares properly tendered and not properly withdrawn.
13)   Why wouldn’t employees just offer to tender Shares at the highest price in the range?
If an employee selects the highest price, his or her Shares may not be purchased. The final purchase price determined in the tender offer may not be the highest price in the range. All shareholders who choose to tender their Shares at prices higher than the final purchase price will not have their Shares repurchased by Arbutus in the tender offer.

If an employee wishes to maximize the likelihood that Arbutus will purchase his or her Shares, the employee may choose to make a Purchase Price Tender. By making a Purchase Price Tender, the employee agrees to sell his or her Shares at the final purchase price determined under the tender offer without specifying a price. Because Shares tendered pursuant to a Purchase Price Tender are deemed to have been tendered at the lowest price in the range for purposes of determining the final purchase price, they are generally more likely to be purchased than Shares tendered at a specified price, which may ultimately be above the final purchase price and therefore not subject to repurchase. If an employee makes a Purchase Price Tender, the employee should understand that the final purchase price could be the minimum price specified in the tender offer, which may be below the market price of the Shares at the time the tender offer expires. On August 21, 2026, the last full trading day prior to the commencement of the tender offer, the reported closing price of Arbutus’s Shares on the Nasdaq Stock Market was US$5.21 per Share, which is above the US$5.00 per Share lower end of the price range for the tender offer. Accordingly, an election to accept the Purchase Price determined in the tender offer may lower the Purchase Price to a price below such closing price.
14)   When will an employee know at what price Arbutus will buy back the Shares?
Arbutus expects to announce the preliminary results of the tender offer, including the expected price and preliminary information about any expected proration, on the business day following the expiration of the tender offer. Additionally, Arbutus expects to email all employees who have tendered Shares held on Shareworks with such information at the same time. Arbutus does not expect, however, to announce the final results of any proration or the final purchase price and begin paying for tendered Shares until at least two business days after the tender offer has expired and the results of the tender offer have been finalized.
15)   If my Shares are purchased by Arbutus, what happens next?
Payment for Shares tendered and accepted for payment in the tender offer will be made promptly following the expiration of the tender offer, subject to possible delay due to the determination of final proration or other administrative matters. Arbutus will pay for Shares purchased pursuant to the tender offer by depositing the aggregate purchase price for the Shares with the depositary for the tender offer, which will transmit payment to the tendering shareholders. For Shares held at Shareworks, Arbutus expects to notify all employees who have Shares tendered and accepted for payment when such payments have reached their Shareworks accounts. Employees may then withdraw such payments out of their Shareworks accounts if they wish. Employees who hold Shares at TSX Trust Company should contact TSX Trust Company to determine the results of their participation in the tender offer. All other shareholders should contact their broker directly to determine the results of their participation in the tender offer.
If an employee tenders all or part of their Shares held at Shareworks, such employee will be restricted from conducting any transactions from their Shareworks account from 5:00PM ET on September 25, 2026 until the earlier of (a) the date it is determined no Shares were accepted in the tender offer or (b) the date payment for tendered and accepted Shares is made to the employee (the “Blackout Period”). If, due to proration, only part of an employee’s tendered Shares are accepted for payment, the Shares that were not accepted will still be subject to such restrictions during the Blackout Period.
16)   How does an employee tender Shares that are not held in a Shareworks account or a TSX Trust Company account?
If an employee holds Shares in an account outside of Shareworks or TSX Trust Company, they will receive in the mail from their broker or financial institution the Offer to Purchase and Bid Circular and instructions on how to participate in the tender offer. If an employee wishes to participate in the tender offer, he or she must follow the instructions contained in the Offer to Purchase and Bid Circular. The employee may call Georgeson LLC, the information agent for the tender offer, toll-free at (877) 816-4522 if he or she has questions.
17)   Why was an employee sent multiple versions of the tender offer documents?
Shareworks, TSX Trust Company and any other institution or broker with whom an individual holds Shares are each required to provide a copy of the Offer to Purchase and Bid Circular to shareholders. If an employee is interested in tendering Shares, it is important to read carefully the tender offer documents provided by the broker or institution through which the employee holds the Shares and to follow the instructions for tendering contained in the materials. Shares held in a Shareworks account can only be tendered by contacting the Arbutus Finance team at finance@arbutusbio.com on or prior to 5:00PM ET on September 25, 2026 and providing instructions to Arbutus on how those Shares should be tendered.
Additional Information Regarding the Tender Offer
This communication is not an offer to buy or the solicitation of an offer to sell any security to any person in any jurisdiction in which such offer or solicitation is unlawful. The tender offer is being made pursuant to the Offer to Purchase and Bid Circular, the related Letter of Transmittal and the other tender offer materials, which will be sent to shareholders promptly after commencement of the tender offer. Each of these documents is being filed with the SEC and applicable Canadian regulatory authorities, and shareholders may obtain a free copy of these documents from the SEC’s website at www.sec.gov and the System for Electronic Data Analysis and Retrieval of the Canadian Securities Administrators (SEDAR+) at www.sedarplus.ca, by calling Georgeson LLC, the information agent for the tender offer, toll-free at (877) 816-4522, or by visiting Arbutus’ website at investor.arbutusbio.com. Shareholders are urged to read carefully the Offer to Purchase and Bid Circular, the related Letter of Transmittal and other tender offer materials because they contain important information, including the terms and conditions of the tender offer, that shareholders should consider before making any decision with respect to the tender offer. Questions regarding the tender offer may be directed to Georgeson LLC, the information agent for the tender offer, toll-free at (877) 816-4522.